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SEC FILE NUMBER
8-67280

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JSL Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 West 10th Street
(No. and Street)

West Point	Georgia	31833
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank E. Plan	(334) 444-0322	Frank.Plan@MarshMMA.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett LLC
(Name – if individual, state last, first, and middle name)

6 Concourse Parkway	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

05/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frank E. Plan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JSL Securities, Inc., as of 2/28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIE BUTLER NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature:

Title: Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2021

With

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2021

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a Georgia corporation) as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on JSL Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JSL Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as JSL Securities, Inc.'s auditor since 2006.
Atlanta, Georgia
February 28, 2022

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Assets		
Cash	$	3,091,295
Deferred Tax Assets		8,830
Receivable from Affiliate		2,503,617
TOTAL ASSETS	$	5,603,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable due to Affiliate, net	$	322,661
Accrued Expenses		270,763
TOTAL LIABILITES	$	593,424
Stockholder's Equity		
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Paid-in Capital		130,490
Retained Earnings		4,879,818
TOTAL STOCKHOLDER'S EQUITY		5,010,318
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,603,742

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2021

Commissions Revenue	$	3,359,439
Operating Expenses		
Compensation Expense		2,189,270
Management Fees		120,396
Other		77,637
Total Operating Expenses		2,387,303
Net Income before Income Tax Expense		972,136
Income Tax Expense		251,712
Net Income	$	720,424

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2020	$ 10	$ 130,490	$4,159,394	$4,289,894
Net Income	-	-	720,424	720,424
Balance at December 31, 2021	$ 10	$ 130,490	$ 4,879,818	$5,010,318

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Income	$ 720,424
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in other assets	2,529
Increase in accrued expenses	3,943
Increase in deferred taxes	(44,785)
Increase in payable due to affiliate, net	139,808
Net Cash Provided by Operating Activities	821,919
Cash Flows from Investing Activities	
Increase in receivable from affiliate	(1,858)
Net Cash Used in Investing Activities	(1,858)
NET INCREASE IN CASH	820,061
Cash at Beginning of Year	2,271,234
Cash at End of Year	$ 3,091,295

See accompanying notes to financial statements.

JSL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was a wholly owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. On January 31, 2017, JSL was merged with and into Marsh & McLennan Agency, LLC (MMA) a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), a publicly traded entity. The Company survived the merger and continued to operate as a registered broker-dealer as a wholly owned subsidiary of MMA. On November 1, 2018 MMA transferred its ownership of the Company to Marsh Insurance & Investments, LLC (MIIL). MIIL is an affiliated entity of MMC. The Company clears it trades through third party broker dealer agreements with Royal Alliance, Inc., FSC Securities, Inc. and Pro-Equities, Inc.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company receives an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale (or, in the case of insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing commissions are generally received monthly or quarterly while our client holds the investment or holds the contract. As these trailing commissions are based on factors outside of our control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy or annuity contract), such revenue is recognized when it is probable that a significant reversal will not occur.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Deposit accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2021, the Company exceeded FDIC limits at one institution by approximately $1,842,000. The Company has not experienced any losses in such accounts and believes there is little to no exposure of any significant credit risk.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, MIIL.

At December 31, 2021, management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2020, 2019 and 2018 which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2021, two sources accounted for approximately 97% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2022 and February 28, 2022 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with three separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third-party broker dealer. Company sales representatives are affiliated with both the third-party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third-party broker dealer and instead direct the third-party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third-party broker dealer agreements during 2021 totaled $3,296,579 of which the Company recognized $2,851,886 from Royal Alliance, $393,988 from FSC Securities Corporation, and $50,705 from Pro-Equities, Inc.

NOTE C—RELATED PARTY TRANSACTIONS

Effective February 1, 2017, JSL Securities entered into an Expense Sharing Agreement with MMA. JSL Securities agreed to pay MMA for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2021, JSL Securities reimbursed MMA approximately $120,000 under the Agreement. Additionally, MMA funded payments for federal and state income taxes for the Company during 2021 which were accounted for through the Due to Affiliate account.

In May 2020, JSL Securities transferred $2,500,000 in cash to MMC. This cash is held in an interest-bearing account with MMC for cash management purposes. At December 31, 2021 the Receivable from Affiliate balance related to this item is $2,503,617. This asset is treated as a non-allowable asset for net capital purposes.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2021, the Company had net capital of $2,497,871 which was $2,458,309 in excess of its required net capital of $39,562. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current provision:	
Federal	$ 219,627
State	76,870
Total current income taxes	296,497
Deferred provision:	
Federal	(27,653)
State	(17,132)
Total deferred income taxes	(44,785)
Total provision for income taxes	$ 251,712

NOTE E—INCOME TAXES-CONTINUED

The Company files its federal and state income tax returns as part of a consolidated group with Parent. The Company and Parent have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return.

As of December 31, 2021, the Company has recorded a federal current and state income tax expense of $296,497. This amount is shown as part of the payable Due to the Affiliate for its share of the 2021 consolidated federal and state income tax liabilities. This amount will be paid to the Parent in 2022. For 2021, the Company has also recorded a state current and deferred income tax benefit of $44,785. This amount is shown as a deferred tax asset.

Income taxes for financial reporting purposes differ from the amount computed and expensed by applying the statutory federal and state consolidated income tax rate of 30.50% for the year ended December 31, 2021, for the reasons below:

	Current Income Taxes (Benefits)	Deferred Income Taxes (Benefits)	Total Income Tax (Benefits)
Federal and State income taxes (benefits) at statutory	$ 301,362	$ (44,785)	$ 256,577
Increases (decreases) in taxes resulting from			
Temporary differences, bonus expense	(5,478)	-	(5,478)
Permanent differences, entertainment expense	613	-	613
Total provision for income taxes	$ 296,497	$ (44,785)	$ 251,577
Effective tax rates	30.50%	(4.60%)	25.90%

The components of deferred income taxes included in the accompanying Statement of Financial Condition at December 31, 2021, is as follows:

Deferred tax asset:	
Equipment related to depreciation and amortization	$ 8,830
Total deferred tax asset	$ 8,830

NOTE F – DEFINED CONTRIBUTION PLAN

The MMC 401(k) & Savings Plan cover's substantially all employees of the Company MMC. matches fifty percent (50%) of the first six (6%) of salary that each participant contributes not to exceed more than three percent (3%) of the participants' eligible compensation.

SUPPLEMENTAL INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2021

Computation of Net Capital	
Total stockholder's equity	$ 5,010,318
Deduct non-allowable assets	(2,512,447)
Net capital	$ 2,497,871
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 593,424
Computation of Minimum Net Capital Requirement	
Net capital	$ 2,497,871
Minimum net capital to be maintained (Greater of $5,000 or 6 2/3% of total aggregate indebtedness)	(39,562)
Net capital in excess of requirement	$ 2,458,309
Percentage of aggregate indebtedness to net capital	23.76%

There are not material differences between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2021, and the audited financial statements at December 31, 2021.

See accompanying report of independent registered public accounting firm.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
DECEMBER 31, 2021

The following statements and computations are not applicable at December 31, 2021, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 28, 2022

JSL Securities, Inc.
Exemption Report
December 31, 2021

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

<u>JSL Securities, Inc.</u>

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank E. Plan
President

Date: 2/28/2022